UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

(Amendment No. 3)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) April 3, 2017



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items under Sections 1 through 4 and 6 through 8 are not applicable and are therefore omitted.

Item 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

On April 3, 2017, Winnebago Industries, Inc. (the "Company") announced that effective May 15, 2017, Bryan Hughes was appointed as the Vice President and Chief Financial Officer of the Company. Mr. Hughes joins Winnebago Industries from Ecolab, Inc. (NYSE: ECL) in St. Paul, Minnesota, where he most recently served as Senior Vice President and Corporate Controller beginning in 2014. Mr. Hughes, 48, joined Ecolab in 1996, after serving as a senior auditor at Ernst & Young, and held various management positions in Finance, including Vice President of Finance from 2008 to 2014, financial planning and analysis, and internal audit, over the course of his career with Ecolab. Mr. Hughes received a Bachelor's degree in Business and Accounting from Concordia College and a Master's degree in Business Administration from the University of Michigan.   Mr. Hughes will be based at the Company's Eden Prairie, MN office and he will report directly to CEO and President, Michael J. Happe.

There are no arrangements or understandings between Mr. Hughes and any other persons pursuant to which he was appointed as the Company's Executive Vice President and Chief Financial Officer. There is no family relationship between Mr. Hughes and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Hughes that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Exchange Act.

Terms of Employment

Pursuant to the terms of Mr. Hughes offer letter dated March 17, 2017, his compensation will include:

– Annual base salary of $450,000
– Signing bonus of $150,000
– Stock grant upon the commencement of his employment of 10,000 shares worth on the date of the grant with 1/3 vesting each year over three years, subject to the terms and conditions of the Company's 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan
– Participation in executive managements' annual bonus plan with a target of 60% of base salary, with a maximum of 120% of base salary
– Participation in executive managements' long term incentive compensation plans with a target of 50% of base salary
– Participation in annual stock awards with a target of 50% of base salary
– The ability to enter into a standard change of control agreement once he has joined the Company, a copy of which will be filed at the time.
– Other benefits normally afforded to other executives.

It was also announced in the press release that Sarah N. Nielsen, the current Vice President and CFO, will remain with the Company in Forest City, IA to provide for a smooth transition.

The full text of the press release announcing Mr. Hughes' appointment is furnished as Exhibit 99.1 to this Current Report on Form 8-K and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.

Item 9.01 Financial Statements and Exhibits.

(d) *Exhibits*

Exhibit Number	Description
99.1	Press Release Issued by Winnebago Industries, Inc. on April 3, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: April 3, 2017   By: */s/ Scott C. Folkers*
                                  Name: Scott C. Folkers
                                  Title: Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Press Release Issued by Winnebago Industries, Inc. on April 3, 2017

 **News Release**

Contact: Ashis Bhattacharya - Investor Relations - 641-585-6414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES CFO TRANSITION

Bryan Hughes to Succeed Sarah Nielsen as Chief Financial Officer

FOREST CITY, IOWA, April 3, 2017 - Winnebago Industries, Inc. (NYSE:WGO) today announced that it has appointed Bryan Hughes as Chief Financial Officer, effective May 15, 2017. Mr. Hughes will report to President and Chief Executive Officer Michael Happe and will be based in the Company's Eden Prairie, Minnesota office. Mr. Hughes will succeed Sarah Nielsen, who will remain with the Company in Forest City to assist with a smooth transition.

Mr. Hughes joins Winnebago after more than 25 years in financial leadership roles, including the past 20 years at Ecolab, Inc. (NYSE:ECL), a global leader in water, hygiene and energy technologies and services with 2016 net sales in excess of $13 billion, where he held multiple roles with increasing responsibility at the business unit and corporate levels throughout his tenure. Most recently, Mr. Hughes was the Senior Vice President and Corporate Controller, where he had global responsibility for the Financial Reporting and Analysis, Planning, Forecasting, Accounting and Internal Audit functions. He was previously Ecolab's Vice President of Finance for the company's Global Institutional business. Mr. Hughes began his career as a CPA with Ernst & Young and joined Ecolab in 1996, where he held various management positions in Finance over the course of his career, including financial planning and analysis, commercial finance and decision support, and internal audit. Mr. Hughes received a Bachelor's degree in Business and Accounting from Concordia College in Moorhead, Minnesota, and a Master's degree in Business Administration from the University of Michigan.

President and Chief Executive Officer Michael Happe commented, "Bryan brings an exceptional track record of public company leadership as well as strategic and financial expertise that will further enhance our leadership team as we continue to transform Winnebago Industries into a premier outdoor lifestyle company. We are excited to welcome Bryan to our team as we build upon the strong foundation we have in place to enable Winnebago to compete effectively across the entire RV market. We look forward to benefitting from Bryan's experience and strategic guidance as we work to take Winnebago to new levels of growth and profitability and deliver shareholder value going forward."

Happe continued, "I also want to thank Sarah Nielsen for her many contributions to Winnebago Industries since joining the company more than a decade ago. Sarah has been an excellent ambassador for our brand and certainly instrumental in Winnebago's operations, including her critical role in helping the Company navigate a significant economic and industry recession. We are grateful that Sarah has agreed to help facilitate a seamless transition process for a short period after Bryan arrives."

Mr. Hughes commented, "This is an exciting time to be joining the Winnebago team, and I am honored to become part of the Company's rich, proud history and very strong brand. I look forward to contributing to the future growth of the Company and to bringing my passion and varied experiences to the CFO role to help guide Winnebago in its evolution as a stronger, more profitable enterprise. I am excited to work with the entire team as we strive to deliver disciplined growth and value creation for our customers and shareholders."

About Winnebago

Winnebago is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand Design including; risks inherent in the achievement of cost synergies and the timing thereof; risks related to the disruption of the transaction to Winnebago and Grand Design and its management; the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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